UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended ________

Commission File Number 001-43201

MAKO MINING CORP.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	1040	N/A
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

Suite 700-838 West Hastings Street
Vancouver, British Columbia
V6C 0A6 Canada

(917) 558-5289

(Address and telephone number of registrant's principal executive offices)

C T Corporation System

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:

Common Shares, no par value	MAKO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.                                    ☐

The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

☐

EXPLANATORY NOTE

Mako Mining Corp. (the "Registrant") is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system ("MJDS") of the Exchange Act. The Registrant is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company filed a Registration Statement on Form 40-F on March 18, 2026 (the "Original Form 40-F"). The Company is filing this Amendment No. 1 for the sole purpose of filing exhibits that were too large to be filed with the Original Form 40-F.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKO MINING CORP.

By:	/s/ Akiba Leisman
Name:	Akiba Leisman
Title:	Chief Executive Officer

Date: March 18, 2026

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Registration Statement on Form 40-F.

Exhibit	Description
99.1*	News Release dated January 13, 2025
99.2*	News Release dated February 5, 2025
99.3*	News Release dated February 24, 2025
99.4*	News Release dated March 27, 2025
99.5*	Material Change Report dated April 4, 2025
99.6*	Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023
99.7*	Management Discussion and Analysis for the year ended December 31, 2024
99.8*	News Release dated April 21, 2025
99.9*	News Release dated April 21, 2025
99.10*	News Release dated May 14, 2025
99.11*	News Release dated May 21, 2025
99.12*	Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2025 and 2024
99.13*	Management Discussion and Analysis for the three months ended March 31, 2025
99.14*	News Release dated June 2, 2025
99.15*	News Release dated June 23, 2025
99.16*	Statement of Executive Compensation (Form 51-102F6) filed June 30, 2025
99.17*	News Release dated July 3, 2025
99.18*	News Release dated July 14, 2025
99.19*	Notice of the Meeting and Record Date with respect to the annual general meeting of shareholders to be held on September 30, 2025
99.20*	News Release dated August 14, 2025
99.21*	Notice of Meeting and Management Information Circular with respect to the annual general meeting of shareholders held on September 30, 2025
99.22*	News Release dated August 22, 2025
99.23*	Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2025 and 2024
99.24*	Management Discussion and Analysis for the three and six months ended June 30, 2025
99.25*	News Release dated September 30, 2025
99.26*	Material Change Report dated October 9, 2025
99.27*	News Release dated October 16, 2025
99.28*	News Release dated October 28, 2025
99.29*	Material Change Report dated October 31, 2025
99.30*	Underwriting Agreement dated October 31, 2025

99.31*	Report of Distributions outside Canada dated October 31, 2025
99.32*	Report of Exempt Distribution dated October 31, 2025
99.33*	NI 43-101 Technical Report on the Mt. Hamilton Property, White Pine County, Nevada, USA dated November 17, 2025
99.34*	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2025 and 2024
99.35*	Management Discussion and Analysis for the three and nine months ended September 30, 2025
99.36*	News Release dated November 20, 2025
99.37*	News Release dated November 26, 2025
99.38*	News Release dated December 3, 2025
99.39*	Material Contract – Purchase and Sale Agreement among Mako US Corp., Mako Mining Corp. and Sailfish Royalty Corp. dated November 26, 2025
99.40*	Material Contract – Royalty Agreement among Mako Mining Corp., Mako US Corp. and Sailfish Royalty Corp. dated November 26, 2025
99.41*	Material Contract – Gold Purchase Agreement between Mako Mining Corp. and Sailfish Royalty Corp. dated November 26, 2025
99.42*	Notice of Meeting of Special Meeting and Management Information Circular dated December 23, 2025 with respect to the special meeting of shareholders held on February 10, 2026 in connection with the acquisition of Mt. Hamilton LLC
99.43*	News Release dated January 6, 2026
99.44*	News Release dated January 13, 2026
99.45*	News Release dated January 26, 2026
99.46*	News Release dated February 9, 2026
99.47*	Notice of Meeting and Record Date (amended) dated February 9, 2026
99.48*	Management Information Circular (amended) dated February 14, 2026
99.49*	Material Contract – Amended and Restated Gold Purchase Agreement between Mako Mining Corp. and Sailfish Royalty Corp. dated February 14, 2026
99.50*	Material Contract – Amended and Restated Purchase and Sale Agreement among Mako US Corp., Mako Mining Corp. and Sailfish Royalty Corp. dated February 14, 2026
99.51*	Material Contract – Termination Agreement and Acknowledgment among Mako Mining Corp. Mako US Corp. and Sailfish Royalty Corp. dated February 14, 2026
99.52*	News Release dated February 18, 2026
99.53	NI 43-101 Technical Report for Goldsource Mines Inc., Preliminary Economic Assessment for the Eagle Mountain Gold Project, Guyana dated March 1, 2024
99.54*	Amended Technical Report and Estimate of Mineral Resources for the San Albino Project Comprising the San Albino and Las Conchitas Deposits, Nueva Segovia, Nicaragua dated June 10, 2024
99.55*	NI 43-101 Technical Report for the 2025 Mineral Resource Estimate for the Moss Mine Project, Oatman Mining District, Mohave County, Arizona, USA dated February 27, 2026
99.56*	News Release dated March 10, 2026
99.57*	Amended and Restated Articles dated October 25, 2007

99.58*	Consent of PricewaterhouseCoopers LLP
99.59*	Consent of Steven Ristorcelli
99.60*	Consent of John Rust
99.61*	Consent of Brian Ray
99.62*	Consent of N. Eric Fier
99.63*	Consent of Matthew D. Gray
99.64*	Consent of Michael B. Dufresne
99.65*	Consent of Andrew Turner
99.66*	Consent of James N. Gray
99.67*	Consent of Chris Keech
99.68*	Consent of Gary Wong
99.69*	Consent of Antoine Berton
99.70*	Consent of Leon McGarry
99.71*	Consent of Nigel Fung
99.72*	Consent of Richard M. Gowans
99.73*	Consent of Thomas Dyer
99.74*	Consent of William J. Lewis
99.75*	Consent of Advantage Geoservices Ltd.
99.76*	Consent of APEX Geoscience Ltd.
99.77*	Consent of Stifel Nicolaus Canada Inc.

*previously filed with the Original Form 40-F